Atlas Copco

RECEIVED

2004 DEC 28 P 3:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

SUPPL

04046929

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Göran Gezelius to leave Atlas Copco

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

Stockholm, Sweden, December 21, 2004

Atlas Copco AB
Group Communications

Julia Proos

12/30

Sent by DHL 476 8860 552

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Göran Gezelius to leave Atlas Copco

Stockholm, Sweden, December 21, 2004: Effective April 1, 2005, Göran Gezelius, Business Area Executive for Industrial Technique, will leave the Atlas Copco Group for a position as President and CEO for Swedish-based Gunnebo AB.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.